FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         May, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 17th day of May, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

CLEARLY CANADIAN BEVERAGE CORPORATION Annual General Meeting to be held June 26, 2003 Notice of Annual General Meeting and Information Circular May 7, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Clearly Canadian Beverage Corporation (the “Company”) will be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia on Friday, June 25, 2004 at 10:00 a.m. At the meeting, the shareholders will receive the financial statements of the Company for the year ending December 31, 2003, together with the auditors’ report on those statements, and will consider resolutions to:

1.	elect directors for the ensuing year;

2.	appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors;

3.	approve the issuance of common shares to certain directors and officers of the Company in connection with a loan to the Company from such directors and officers, as described in the information circular that accompanies this notice under the heading “Particulars Of Other Matters To Be Acted Upon – Issuance Of Shares To Management Group”;

4.	authorize the issuance by the Company in one or more private placements during the twelve month period commencing June 25, 2004 of such number of securities that could result in the Company issuing or making issuable 3,914,341 common shares, representing 50% of the current number of issued and outstanding common shares as described in the information circular that accompanies this notice under the heading “Particulars Of Other Matters To Be Acted Upon – Potential Future Private Placements”; and

5.	transact such other business as may properly be put before the meeting.

All registered shareholders at the close of business on May 7, 2004 are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company before the close of business on Wednesday, June 23, 2004, then the shareholder will not be entitled to vote at the meeting by proxy.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the meeting, either in person or by proxy.

An information circular and form of proxy, together with a reply card for use by shareholders who wish to receive the Company’s interim financial statements, accompany this notice.

Dated at West Vancouver, British Columbia the 7th day of May, 2004.

ON BEHALF OF THE BOARD

“Douglas L. Mason”

President and Chief Executive Officer

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1

INFORMATION CIRCULAR
(as at May 7, 2004 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Clearly Canadian Beverage Corporation (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Friday, June 25, 2004 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent him at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 by the close of business on Wednesday, June 23, 2004.

A proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, the persons named in the Proxy will vote those shares for the election of directors and the appointment of the auditors as set out in this Circular and for the other resolutions set out in the Proxy. Unless otherwise specified, the Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares

(Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of this Circular, the Company had 7,828,682 common shares issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at May 7, 2004 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital

Cede & Co.*	4,642,410	59.30%
CDS & Co.*	1,866,702	23.84%

*	The beneficial owners of these shares are not known to the directors or senior officers of the Company.

As at May 7, 2004, the total number of common shares owned or controlled by senior management and the directors of the Company and its subsidiaries as a group was 886,519 common shares, representing 11.3% of the total issued and outstanding common shares. This total includes common shares held by Waterfront Capital Corporation, a corporation that has three directors in common with the Company.

ELECTION OF DIRECTORS

The Company’s Articles provide for a rotation of the terms of office for directors on the Company’s board of directors. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the Articles is required to retire from office at succeeding annual general meetings. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires. The Company’s board of directors is currently comprised of eight directors.

In accordance with the Company’s Articles, the number of directors proposed to be elected at the Meeting is two. Management does not contemplate that any of its nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company.

The following table states (a) the names of all the persons proposed by management to be nominated for election as directors at the Meeting, (b) the names of the other persons whose term of office as a director will continue after the Meeting, and in respect of all persons referred to in (a) and (b) above, all other positions and offices now held with the Company, their principal occupation or employment, the dates upon which they were most recently and initially elected or appointed directors of the Company, and the approximate number of shares of the Company beneficially owned, directly or indirectly, by each of them.

Name	Principal Occupation & Residence	Date of Appointment	Position Held	No. of Shares Beneficially Owned(1)

(a) Persons Proposed by Management to be Nominated for Election as Directors at the Meeting

Stuart R. Ross	Accounting and	Most Recent Appointment:	Chief Financial	51,100	(2)(4)
	Financial Consultant,	June 23, 2000	Officer and
	West Vancouver,		Director
	Canada	Initial Appointment:
January 13, 1988

Gerald M. Astor	President and Chief	Most Recent Appointment:	Director	1,848	(5)
	Executive Officer of	September 25, 2000
Advanced Energy
	Management Systems	Initial Appointment:
	Inc., a California	September 25, 2000
based energy
management company,
Sherman Oaks,
California

(b) Persons Whose Term of Office as a Director will Continue After the Meeting

Neville W. Kirchman	President and Chief	Most Recent Appointment:	Director	4,705	(3)(4)
	Executive Officer of	June 29, 2001
Kirchmann Holdings
	Limited, a private	Initial Appointment:
	holding company,	June 26, 1998
Toronto, Canada

Name	Principal Occupation & residence	Date of Appointment	Position Held	No. of Shares Beneficially Owned(1)

Douglas L. Mason	President and Chief	Most Recent Appointment:	President, Chief	241,546	(2)(5)(6)
	Executive Officer of	June 24, 2002	Executive Officer
	the Company, West		and Director
	Vancouver, Canada	Initial Appointment:
June 2, 1986

Nigel G. Woodall	Chartered	Most Recent Appointment:	Director	11,349	(3)(4)
	Accountant, North	June 24, 2002
Vancouver, Canada
Initial Appointment:
October 10, 1997

Philip Langridge	President of	Most Recent Appointment	Director	125,000	(3)
	Churchill	February 3, 2003
International
	Property	Initial Appointment:
	Corporation, West	February 3, 2003
Vancouver, Canada

Glen D. Foreman	Beverage Marketing	Most Recent Appointment:	Director	14,872	(5)
	Consultant,	June 26, 2003
Richmond, Canada
Initial Appointment:
October 6, 1988

Bruce E. Morley	Barrister &	Most Recent Appointment:	Chief Legal	11,764	(2)(5)
	Solicitor,	June 26, 2003	Officer, Secretary
	West Vancouver,		and Director
	Canada	Initial Appointment:
June 29, 1994

(1)	The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the above named persons individually.

(2)	In addition to such shareholdings, Waterfront Capital Corporation (“Waterfront”) owns 422,100 common shares of the Company. Each of Douglas L. Mason and Stuart R. Ross is a director, officer and shareholder of Waterfront. Bruce E. Morley is a director and shareholder of Waterfront.

(3)	Member of the Company’s audit committee.

(4)	Member of the Company’s compensation committee.

(5)	Member of the Company’s nominating committee.

(6)	In addition to such shareholdings, Douglas L. Mason has agreed to purchase 660,000 shares of the Company from Quest Capital Corp. on July 6, 2004. See “Interests of Insiders in Material Transactions”.

No nominations for directors have been received from the shareholders of the Company.

CORPORATE GOVERNANCE

The Toronto Stock Exchange requires disclosure by each listed company in its information circular or annual report of its approach to corporate governance with reference to guidelines for effective corporate governance. The following discussion is provided in compliance with the listing requirements of the Toronto Stock Exchange.

The Company is fully or substantially aligned with nearly all of the guidelines. The guidelines are not requirements, but recommendations; flexibility in approaches to corporate governance practices is important, particularly in the case of a company led by an entrepreneur which may have to develop its own system of corporate governance, reflecting its own circumstances, in order to most effectively pursue shareholder value. The Company believes that in the case of some of the recommended guidelines, the alternative approach of the Company is preferable given its entrepreneurial leadership.

The Company’s Board of Directors (the “Board”) and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The following table sets out the fourteen corporate governance guidelines from the Toronto Stock Exchange Company Manual, together with a summary of the position of the Company with respect to each guideline.

TSX Governance Guidelines	Does the Company Align with the Guidelines?	Comments

1. Board should explicitly assume
responsibility for stewardship of the
Company, and specifically for:

(a) adoption of a strategic planning	Yes	The Board reviews strategic issues
process		at meetings through the year.

(b) identification of principal risks,	Yes	The audit committee and the Board
and implementing risk management		periodically assess the Company's
systems		principal risks. Senior management
and the audit committee regularly
review the Company's systems of
internal controls.

(c) • succession planning	No	A formal succession plan has not
been adopted. The Board intends to
consider a plan in the future.

• monitoring senior management	Yes	The compensation committee and the
Board monitor the performance of
the Chief Executive Officer and
senior management. The
compensation of the Chief Executive
Officer and senior management is
partly performance linked.

(d) communications of internal control	Yes	The Chief Executive Officer, Chief
and management information systems		Financial Officer, Chief Legal
Officer and Director of
Communications and Public Affairs
are responsible for the Company's
communication policy with respect
to shareholders, lenders, market
analysts, employees, the industry,
governments and the public.

(e) integrity of internal control and	Yes	The audit committee and the Chief
management information systems		Financial Officer regularly review
the integrity of these systems,
consulting with the Company's
auditors as appropriate.

2. Majority of directors should be	Yes	Of the eight Board members, five
"unrelated" (independent of management		are unrelated. The remaining three
and free from conflicting interests)		are automatically deemed related by
being members of senior
management. The nominating
committee regularly considers
proposed appointments of additional
directors.

TSX Governance Guidelines	Does the Company Align with the Guidelines?	Comments

3. Disclosure for each director whether he	Yes	In deciding whether a particular
or she is related, and how that		director is "related" or
conclusion was reached		"unrelated" the Board examined the
factual circumstances of each
director and considered them in the
context of a number of relevant
factors.

4. Appoint a committee responsible for	Yes	The Board established a nominating
appointment/assessment of directors		committee in November 1997. This
committee is reappointed annually.
The nominating committee is
currently comprised of four
directors, two of whom are
unrelated.

5. Implement a process for assessing the	Yes	The process is one of informal
effectiveness of the Board, its		review and consultation. As well,
committees and individual directors		directors periodically discuss the
effectiveness of Board operations
as part of Board or committee
meetings.

6. Provide orientation and education	Yes	Prior to official appointment, new
programs for new directors		directors are provided considerable
education and orientation about the
Company and the industry.

7. Examine the size of Board	Yes	The Board currently consists of
eight members, which is within an
effective range for the Company.

8. Review compensation of directors in	Yes	The compensation committee reviews
light of risks and responsibilities		this item on a periodic basis.

9. Committees should generally be composed	Yes	The audit committee is
of non-management directors, a majority		composed of all non-management
of whom should be unrelated		directors who are unrelated.

10. The Board should assume responsibility	Yes	The Board is responsible for the
for or appoint a committee responsible		Company's approach to corporate
for the Company's approach to corporate		governance issues.
governance issues

11. • Develop position descriptions for	No	There can be no specific or narrow
the Board and the Chief Executive		position for the Board since the
Officer		Board has general responsibility to
oversee the management of the
Company and to represent the
shareholders' interests, and the
position of the Chief Executive
Officer is reviewed each year by
the Board.

TSX Governance Guidelines	Does the Company Align with the Guidelines?	Comments

• Board should approve Chief	Yes	The Chief Executive Officer's
Executive Officer's corporate		responsibility is to implement
objectives		corporate policies and objectives
as determined by the Board.
Certain performance objectives
relating specifically to
compensation may be established by
the compensation committee.

12. Establish structures and procedures to	Yes	The Board has three committees
enable the Board to function		(audit, compensation and
independently of management		nominating), two of which are
composed of a majority of directors
who are "outside" and "unrelated".

13. • Establish an audit committee with a	Yes	The Board has an audit committee
specifically defined set of roles		with specifically defined terms of
and responsibilities		reference and operating procedures.

• All members should be	No	All members are non-management
non-management directors		directors.

14. Implement a system to enable individual	Yes	Individual directors can engage
directors to engage outside advisers,		outside advisers with the
at the Company's expense		authorization of the appropriate
committees.

Composition of the Board of Directors

The Board is currently comprised of eight directors, five of whom are considered by the Board to be unrelated directors. The Board considers an unrelated director to be independent of management and free from any interest in any business or relationship which could or could be reasonably perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company.

Committees of the Board of Directors

The Board has established an audit committee, a compensation committee and a nominating committee. The Board does not have an executive committee.

The audit committee reviews the annual and interim financial statements of the Company and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. This committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company’s business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of the internal accounting control procedures and systems within the Company. Pursuant to the Business Corporations Act (British Columbia), the Company is required to have an audit committee comprised of at least three directors, a majority of whom must not be officers or employees of the Company or an affiliate of the Company. The Company’s current audit committee consists of the following unrelated directors of the Company:

Name	Present Position

Philip Langridge	Director
Neville W. Kirchman	Director
Nigel W. Woodall	Director

For particulars of the composition and functions of the compensation committee, see “Executive Compensation — Compensation Committee”.

The nominating committee is responsible for finding and nominating qualified candidates to serve as directors of the Company. The nominating committee regularly considers proposed appointments of additional directors. The nominating committee is composed of the Chief Executive Officer and Chief Legal Officer of the Company and two independent directors.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

The following table sets forth all annual and long term compensation for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2003, 2002, and 2001 paid to the Company’s Chief Executive Officer and the next four most highly compensated executive officers of the Company (the “Named Executive Officers”):

Summary Compensation Table
(stated in U.S. dollars)

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)

Douglas L. Mason(1)	2003	172,034	nil	nil	112,000	nil	nil	nil
President and Chief	2002	176,333	nil	nil	90,000	nil	nil	216,691(2)
Executive Officer	2001	217,955	nil	nil	75,000	nil	nil	nil

Stuart R. Ross(1)	2003	111,746	nil	nil	88,000	nil	nil	nil
Chief Financial	2002	135,812	nil	nil	70,000	nil	nil	100,761(2)
Officer	2001	155,000	nil	nil	60,000	nil	nil	nil

Bruce E. Morley(1)	2003	147,713	nil	nil	67,000	nil	nil	nil
Chief Legal Officer	2002	137,993	nil	nil	70,000	nil	nil	100,761(2)
and Secretary	2001	168,020	nil	nil	60,000	nil	nil	nil

Tom Koltai	2003	136,122	nil	nil	30,000	nil	nil	nil
Chief Operating	2002	125,000	nil	nil	110,000	nil	nil	nil
Officer	2001	97,973	nil	nil	20,000	nil	nil	nil

Kevin Doran(3)	2003	111,259	nil	nil	45,000	nil	nil	nil
Senior Vice	2002	26,002	nil	nil	40,000	nil	nil	nil
President, Marketing	2001	nil	nil	nil	nil	nil	nil	nil
and Sales

(1)	Compensation is paid to companies controlled by the Named Executive Officer on a fees basis for consulting services rendered to the Company.

(2)	In 2001, shareholders of the Company approved an arrangement for the reduction in the fees payable under certain consulting agreements between the Company and companies (the “Consulting Companies”) controlled by each of

Douglas L. Mason, Stuart R. Ross and Bruce E. Morley. The consulting agreements were amended so as to reduce the annual ongoing fees payable thereunder by between 15% and 23%. In exchange, the Company agreed to pay the Consulting Companies an aggregate of $418,213 in cash and 428,580 common shares of Waterfront Capital Corporation (the “Waterfront Shares”), a company listed on the TSX Venture Exchange, all as set forth in the information circular prepared in connection with the Company’s 2001 annual general meeting. The consideration was paid to the Consulting Companies in 2002. The value attributable to each Waterfront Share transferred to the Consulting Companies was $0.15. The closing price of the Waterfront Shares, as sold through the TSX Venture Exchange on the last day the shares traded prior to the date of transfer was Cdn$0.05.

(3)	Mr. Doran joined the Company as Senior Vice President, Marketing and Sales in September 2002.

Other Compensation

Certain Named Executive Officers of the Company are entitled to business related club memberships and other business related compensation. The total value of this other compensation did not exceed the lesser of (i) Cdn$50,000 and (ii) 10% of the total of the annual salary and bonus of the Named Executive Officers for the financial year. All perquisites and benefits are valued on the basis of the incremental cost to the Company.

Executive Retirement Plan

The Company and certain senior officers/directors participate in an executive retirement plan (the “Plan”). The contributions for the Plan are paid by the Company to the senior officers/directors to provide the net after-tax funding premium requirement under the Plan. The Plan has both a life insurance component and a retirement fund component. The life insurance component provides a death benefit payable to the senior officer’s/director’s named beneficiary or estate. Under the retirement component, a portion of the contributions to the Plan funds retirement income for the senior officer/director. The actual amount of retirement income is based on deposits made to the Plan and the rate of return earned on such deposits, as administered by the life insurance company under the Plan.

No payments were made by the Company under the Plan for any of the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company maintains a stock option plan (the “Stock Option Plan”) that was initially approved by the Company’s shareholders at the Company’s annual meeting held on June 27, 1997. An amendment to the Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares of the Company issuable under the Stock Option Plan to 1,750,000, representing approximately 25% of the issued and outstanding common shares of the Company at that time. The Stock Option Plan is administered by the Company’s secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. As at the date of this Circular, there are options outstanding under the Stock Option Plan entitling the holders of the options to purchase up to 1,704,336 common shares at varying exercise prices.

The following table sets forth stock options granted to Named Executive Officers during the financial year ended December 31, 2003:

Option/SAR grants during the
most recently completed financial year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Security)	Expiration Date

Douglas L. Mason	40,000 72,000	17.4% 22.5%	$0.70 $0.65	$0.66 $0.60	February 11, 2013 April 29, 2013

Stuart R. Ross	30,000 58,000	13.0% 18.1%	$0.70 $0.65	$0.66 $0.60	February 11, 2013 April 29, 2013

Bruce E. Morley	30,000 37,000	13.0% 11.6%	$0.70 $0.65	$0.66 $0.60	February 11, 2013 April 29, 2013

Tom Koltai	30,000	13.0%	$0.70	$0.66	February 11, 2013

Kevin Doran	35,000 10,000	15.2% 3.1%	$0.70 $0.65	$0.66 $0.60	February 11, 2013 April 29, 2013

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

The following table sets forth details of all exercises of stock options/SARs by Named Executive Officers during the Company's fiscal year ended December 31, 2003 and the fiscal year end value of unexercised options/SARs on an aggregated basis:

			Unexercised Options/SARs at December 31, 2002		Value of Unexercised in-the-Money Options/SARs at December 31, 2002(2)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable (#)	Unexercisable (#)

Douglas L. Mason	nil	nil	339,659	nil	nil	nil

Stuart R. Ross	nil	nil	267,490	nil	nil	nil

Bruce E. Morley	nil	nil	246,176	nil	nil	nil

Tom Koltai	nil	nil	199,500	nil	nil	nil

Kevin Doran	nil	nil	85,000	nil	nil	nil

(1)	“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)	“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2003 over the exercise price of the options. The closing price of the Company’s shares on December 31, 2003 was Cdn$0.30.

Option and SAR Repricings

In order to reduce the discrepancy in exercise price of stock options that developed over time among the Company’s stock option holders and to reflect the prevailing market prices of the Company’s shares during 2003 as well as continue providing stock option holders with a further incentive to promote and serve the Company’s interests, during the Company’s fiscal year ended December 31, 2003 the Company reduced the exercise price of certain stock options previously granted (the “Options”). The following table sets forth details of the Options previously granted to Named Executive Officers that were repriced during the Company’s fiscal year ended December 31, 2003:

Table of option and SAR repricing
during the most recently completed financial year

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended(1)	Market Price of Securities at Time of Repricing or Amendment (Cdn.$/ Security)	Exercise Price at Time of Repricing or Amendment (Cdn.$/ Security)	New Exercise Price (Cdn.$/ Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment

Douglas L. Mason	May 2/03	6,246	$0.65	$1.75	$0.65	3 years
	May 2/03	24,282	$0.65	$1.75	$0.65	3 years, 6 months
	May 2/03	28,235	$0.65	$1.75	$0.65	4 years, 8 months
	May 2/03	3,896	$0.65	$1.50	$0.65	6 years, 8 months

Stuart R. Ross	May 2/03	4,373	$0.65	$1.75	$0.65	3 years
	May 2/03	17,882	$0.65	$1.75	$0.65	3 years, 6 months
	May 2/03	23,529	$0.65	$1.75	$0.65	4 years, 8 months
	May 2/03	3,706	$0.65	$1.50	$0.65	6 years, 8 months

Bruce E. Morley	May 2/03	4,165	$0.65	$1.75	$0.65	3 years
	May 2/03	16,188	$0.65	$1.75	$0.65	3 years, 6 months
	May 2/03	18,824	$0.65	$1.75	$0.65	4 years, 8 months
	May 2/03	9,999	$0.65	$1.50	$0.65	6 years, 8 months

Tom Koltai	May 2/03	2,218	$0.65	$1.75	$0.65	3 years
	May 2/03	2,488	$0.65	$1.75	$0.65	3 years, 6 months
	May 2/03	34,794	$0.65	$1.50	$0.65	6 years, 8 months

(1)	On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for 1 new common share. These securities positions are provided as of December 31, 2003, and therefore, are reflected on the post-consolidated basis.

Termination of Employment, Change in Responsibilities and Employment Contracts

Certain of the Named Executive Officers, or companies controlled by them (the “Contracted Party or Parties”), have employment, management or consulting agreements (the “Agreements”) with the Company. The Agreements are for terms of three to five years and are renewable on an evergreen basis. The fees payable under the Agreements are subject to annual review, however any increase or decrease in the fee payable to a Contracted Party requires the agreement of the Company and the Contracted Party. Additionally, under such Agreements, provision is made for reimbursement of any expenses actually and properly incurred by the Contracted Parties.

The Agreements expire on the occurrence of the earliest of the following:

(a)	the resignation of the Contracted Party;

(b)	the Company terminating the Contracted Party’s services with cause upon certain “Events of Termination” (as defined therein); and

(c)	the Company giving notice of termination to the Contracted Party without cause (i.e. without an Event of Termination having occurred).

If the Agreements are terminated without cause in accordance with item (c) above, such Agreements provide that the Company is obliged to pay the Contracted Parties an amount calculated by multiplying the annual fee then payable by between two and five times (the Company’s payment requirements vary amongst the respective Contracted Parties). As at December 31, 2003, the minimum aggregate obligation to be assumed by the Company, as referred to above, is approximately $2,142,246.

Composition of the Compensation Committee

The Company’s compensation committee is comprised of three directors, namely, the Company’s Chief Financial Officer, Stuart R. Ross, Neville W. Kirchmann and Nigel G. Woodall. The compensation committee engages the services of outside consultants provided by other comparable companies within the beverage industry. For description of the interests of the member of the compensation committee in the material transactions, see “Interests Of Informed Persons In Material Transactions.”

Report on Executive Compensation

During the most recently completed financial year, the Company’s compensation committee set compensation of executive officers (including the Named Executive Officers) in a manner consistent with the compensation provided by other comparable companies within the beverage industry.

The Company’s executive compensation program is based in part on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the beverage industry and companies of comparable size, thereby enabling the Company to compete for and retain executives important to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

The objectives of the executive compensation strategy are as follows: (i) to attract and retain talented and effective individuals to provide those functions which are important to the Company’s success; (ii) to encourage and recognize high levels of performance by linking achievement of specific goals with inventive compensation; and (iii) to establish a clear linkage between long term executive compensation and the interests of the Company and its shareholders.

The Company’s executive compensation program has four components: (i) base salary; (ii) bonus compensation; (iii) stock option grants; and (iv) other compensation and benefits. These components may be summarized as follows:

•	Base Salary

The Company approves ranges for base salaries for executive officers at all levels of the Company and its subsidiaries based upon its own analysis of appropriate external comparisons and industry reviews, together with periodic advice received from independent consultants and reviews of market data from peer groups, industry and national surveys. The level of base salary for each executive officer within a specified range is determined by the Company based primarily on the executive officer’s past performance, as well as by the level of responsibility, expertise and the importance of the executive officer’s position to the Company.

•	Bonus Compensation

Officers and employees of the Company are eligible for annual incentive awards. Corporate performance, as assessed by the compensation committee and the board of directors, determines the bonus compensation to be paid by the Company to all eligible officers and employees. The targets for corporate performance established by the board of directors are set primarily by reference to the Company’s expected financial performance during the fiscal year, as well as by reference to other significant factors, such as, cash management, strategic business development and management of personnel resources. The compensation committee and the board of directors have the discretion to modify corporate performance targets throughout the year.

•	Stock Option Grants

The Company’s Stock Option Plan is administered by the Company’s secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Company considers stock option grants when reviewing executive officer compensation packages as a whole.

•	Other Compensation and Benefits

Benefits are maintained at a level which is competitive overall in relation to appropriate external comparisons. Executive officers of the Company are entitled to certain perquisites which vary with their level of responsibility. These perquisites are considered part of a competitive compensation package and are not always related to corporate performance.

•	Chief Executive Officer’s Compensation

The basis upon which the compensation of the Company’s Chief Executive Officer is determined is consistent with the compensation policy and structure which is applicable to all of the Company’s executive officers.

Shareholder Return Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Company’s common shares against the cumulative total return of a broad equity market index assuming reinvestment of dividends. The graph compares the total cumulative shareholder return for Cdn$100 invested in common shares of the Company for a five year period ending December 31, 2003 with the cumulative total return of the Toronto Stock Exchange (“TSX”) 300 Stock Index and the Standard and Poor’s (“S&P”) Composite 500 Index, respectively, over the same period.

Comparison of Five-Year Cumulative Total Shareholder Return
on the Common Shares of the Company, the S&P/TSX Composite Stock Index and
the S&P 500 Composite Index

S&P/TSX COMPOSITE
Company
S&P 500
$150
$100
$50
$0
Cumulative Value of CDN$100 Investment
Assuming Reinvestment of Dividends

	1998	1999(1)	2000(1)	2001(1)	2002(1)	2003(1)
S&P/TSX COMPOSITE	$100	$129.72	$137.74	$118.54	$101.98	$126.75
Company	$100	$50.42	$40.34	$31.93	$20.50	$10.08
S&P 500	$100	$119.53	$107.41	$93.40	$71.57	$90.46

(1)

On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for one new common share. The cumulative shareholder return on the common shares of the Company is adjusted to reflect the consolidation.

Compensation of Directors

During its most recently completed financial year, the Company paid and/or accrued an aggregate of Cdn.$54,500 to five directors. Such directors are not executive officers and such compensation was paid to them for services rendered in their capacity as directors of the Company or for their involvement in board committees.

In their positions as directors/officers of the Company and for services rendered and responsibilities assumed in such capacity, certain directors/officers participate in and have benefit entitlements under the Company’s executive retirement plan (See “Executive Compensation — Executive Retirement Plan”) as well as entitlement to medical, dental, insurance benefits and to stock option compensation. If the agreements with certain directors/officers are terminated without cause, or if such director/officer resigns following a change in de facto control of the Company, the Company is obligated to pay such director/officer an amount equal to the remaining premiums payable under the executive retirement plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, senior officers, or their respective associates or affiliates are or have been indebted to the Company or its subsidiaries since the beginning of the most recently completed financial year of the Company.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as set out below or otherwise disclosed in this Circular, none of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the Board, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

•	The Company and Quest Capital Corp. (“Quest”) entered into a loan agreement dated March 4, 2004, as amended March 19, 2004 and April 6, 2004, pursuant to which Quest agreed to loan to the Company an aggregate of Cdn$1,350,000 (the “Quest Loan”). In consideration of Quest providing the Quest Loan to the Company, the Company issued to Quest 660,000 of its common shares as bonus shares (the “Quest Shares”). Pursuant to the terms of the Quest Loan, the Company was required to arrange the sale of the Quest Shares by no later than July 6, 2004. In order to facilitate the Quest Loan, Douglas L. Mason, the Company’s Chief Executive Officer and Director, has, subject to the approval by the Toronto Stock Exchange, agreed to purchase the Quest Shares at a price of Cdn$0.40 per share from Quest on July 6, 2004. Mr. Mason may assign his requirement to purchase the Quest Shares to a third party. The Company is using all reasonable efforts to arrange for the purchase of the Quest Shares by an arm’s length third party.

•	On December 3, 2002, the Company completed a private placement (the “December Private Placement”) of 670 debenture units of the Company (the “Debenture Units”) at a price of Cdn$1,000 per unit. Each Debenture Unit is comprised of a secured convertible 10% debenture in the principal amount of Cdn$1,000 (collectively, the “Debentures”) and 1,250 share purchase warrants. The Debentures were originally repayable, or convertible into common shares of the Company at a conversion price of Cdn$0.80 per share, up to and including December 1, 2003. However, in October 2003, the debenture holders agreed to extend the maturity date for the Debentures to December 1, 2006. Of the 670 Debenture Units issued, 345 were issued to the following insiders of the Company.

Securityholder	Number of Units Acquired
Criterion Capital Corporation(1)	290
Stuart R. Ross	35
Bruce E. Morley	20

(1)	A company controlled by Douglas L. Mason, the President, Chief Executive Officer and Director of the Company.

•	On February 28, 2003, the Company completed a private placement (the “February Private Placement”) of 125,000 units of the Company (the “Langridge Units”) to Philip Langridge, a director of the Company, at a price of Cdn$0.80 per unit. Each Langridge Unit was comprised of one Common Share of the Company and one share purchase warrant that entitled Mr. Langridge to purchase one additional Common Share of the Company for a period of one year at a price of Cdn$0.80. The warrants exercisable pursuant to the Langridge Units expired on February 28, 2004, without being exercised.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than interests of certain directors and officers of the Company described under heading “Particulars of Matters To Be Acted Upon”, no director or senior officer of the Company or any proposed nominee of management of the

Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation by management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP was initially appointed as the Company’s auditors by the directors of the Company effective December 31, 1997.

PARTICULARS OF MATTERS TO BE ACTED UPON

Issuance of Shares to Management Group

Concurrently with, and as a condition to the advance of, the Quest Loan, certain directors and officers of the Company (the “Management Group”) entered into a loan agreement with the Company dated March 4, 2004, as amended April 6, 2004 pursuant to which the Management Group provided an additional Cdn$500,000 to the Company (the “Management Loan”). The Management Loan bears an interest rate of 12% per annum compounded and payable monthly. The Management Loan is secured by a charge over all of the Company’s present and future assets and properties, but is subordinated in priority and payment to the Quest Loan. The maturity date of the Management Loan is October 4, 2004, subject to a six month extension. Pursuant to the terms of Management Loan, the Company has agreed to issue to the Management Group an aggregate of 165,000 common shares (the “Initial Shares”), and has agreed to issue an additional 165,000 common shares (the “Extension Shares”) if the term of the Management Loan is extended for a further six months. The following table sets out the number of the Initial and Extension Shares issuable to the members of the Management Group:

Name	Initial Shares	Number of Extension Shares(4)
Criterion Capital Corporation(1)	107,844	107,844
Bruce E. Morley(2)	4,554	4,554
Glen D. Foreman(3)	4,554	4,554
Neville Kirchmann(3)	4,554	4,554
Phillip Langridge(3)	43,494	43,494

(1)	A company controlled by Douglas L. Mason, the President and Chief Executive Officer and Director the Company
(2)	Chief Legal Officer, Secretary and Director of the Company
(3)	Director of the Company
(4)	If the term of the Management Loan is extended from October 4, 2004 for a further six months.

Pursuant to the rules of the Toronto Stock Exchange, the issuance of the Initial Shares and the Extension Shares to the Management Group is subject to approval by the disinterested shareholders of the Company at the Meeting. This means that the resolution approving the issuance of the Initial Shares and the Extension Shares to the Management Group must be approved by a majority of all the votes cast at the Meeting other than votes attaching to securities beneficially owned by the members of the Management Group and their associates, 422,100 common shares owned by Waterfront Capital Corporation and 660,000 common shares owned by Quest Capital Corp. Based on the present shareholdings of the Management Group and their associates, Waterfront Capital Corporation and Quest Capital Corp., a total of up to 1,479,987 common shares will be excluded from voting on this resolution.

Potential Future Private Placements

Under the rules of the Toronto Stock Exchange (the “Exchange”), the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six-month period must not exceed 25% of the number of shares outstanding prior to giving effect to such transactions, unless there has been shareholder approval of such transactions (the “TSX 25% Rule”). The Company may undertake one or more financings over the next year, some of which may be structured as private placements, in order to provide the Company with general working capital and capital required to implement strategic initiatives. The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise by way of private placements that management of the Company consider to be in the best interests of the Company.

The Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

At present, there are 7,828,682 common shares of the Company issued and outstanding. The Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period following June 25, 2004 would not exceed 3,914,341 common shares in the aggregate, or 50% of the number of currently issued and outstanding common shares.

Any private placement completed by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)	it must be substantially with parties at arm’s length to the Company;

(b)	it cannot materially affect control of the Company;

(c)	it must be completed within a twelve month period following the date of the Meeting; and

(d)	it must comply with the private placement pricing rules of the Exchange which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the Exchange on the trading day prior to the date notice of the private placement is given to the Exchange (the “Market Price”), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25
$0.51 to $2.00	20

Above $2.00 15% (for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the Exchange retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific approval may be required.

The Company has no immediate plans to enter into any private placements that would exceed the TSX 25% Rule, however, in anticipation that the Company may potentially wish to enter into one or more private placements during the 12 months following the Meeting that could result in it issuing and/or making issuable such number of its common shares that will exceed the TSX 25% Rule, at the Meeting, shareholders will be asked to pass an ordinary resolution in the following terms:

“RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing June 25, 2004 of such number of securities that could result in the Company issuing or making issuable up to 3,914,341 common shares aggregating up to 50% of the number of currently issued and outstanding common shares of the Company, as more particularly described in the Company’s information circular dated May 7, 2004, is hereby approved.”

Notwithstanding this proposed resolution, the Company may complete one or more private placements without shareholder approval to the extent that the private placements do not exceed the TSX 25% Rule in its present form or as it may be amended from time to time.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters specified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

The additional information relating to the Company is available on SEDAR at www.sedar.com. The financial information for the most recently completed financial year of the Company is contained in the Company’s 2003 annual audited financial statements and the management discussion and analysis accompanying this Circular. Additional copies may be obtained by request in writing to the Secretary of the Company at the Company’s head office.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

Dated at Vancouver, British Columbia the 7th day of May, 2004.

ON BEHALF OF THE BOARD

President and Chief Executive Officer

“Douglas L. Mason”

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 7th day of May, 2004.

President and Chief Executive Officer "Douglas L. Mason"	Chief Financial Officer "Stuart R. Ross"

                                     PROXY

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                      CLEARLY CANADIAN BEVERAGE CORPORATION

TO BE HELD AT THE 2ND FLOOR CONFERENCE CENTRE, 888 DUNSMUIR STREET,
VANCOUVER, BRITISH COLUMBIA ON FRIDAY, JUNE 25, 2004,
AT 10:00 AM

The undersigned  shareholder  ("Registered  Shareholder")  of the Company hereby appoints,  Douglas L. Mason, a Director of the Company,  or failing this person,
Bruce E. Morley,  a Director of the Company,  or in the place of the  foregoing,
(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend,  act and vote for and on behalf of the
Registered  Shareholder  in respect of all matters that may properly come before the  aforesaid  meeting  of the  Registered  Shareholders  of the  Company  (the
"Meeting")  and at every  adjournment  thereof,  to the same extent and with the same powers as if the  undersigned  Registered  Shareholder  were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company  recorded in the name of the Registered  Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED:  _______________________________________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Resolutions (For full details of each item, please see the enclosed Notice of
Meeting and Information Circular)

================================================================================

                                                   For      Against    Withhold
                                                  -----     -------    --------
1. To elect Stuart R. Ross as Director n/a

2. To elect Gerald M. Astor as Director n/a

3. Appointment of PricewaterhouseCoopers n/a LLP
   as auditors of the Company

4. Approving the issuance of shares to certain
   directors and officers of the Company, as
   described in the Information Circular under the                         n/a
   heading "Particulars Of n/a Matters To Be
   Acted Upon - Issuance Of Shares to Management
   Group".

5. Approving the issuance of up to 50% of
   the Company's outstanding shares through
   private placements completed during the 12
   months following June 25, 2004, as
   described in the Information Circular under                             n/a
   the heading "Particular Of Matters To Be
   Acted Upon - Potential Future Private
   Placements".
-----------------------------------------------------------------------------------

                      THIS PROXY MUST BE SIGNED AND DATED.

                     SEE IMPORTANT INSTRUCTIONS ON REVERSE.

[_]       Please tick this box if the  Registered  Shareholder  does not wish to confer  discretionary  authority  on the  appointed  proxyholder  with respect to any amendments or variations of any of the  resolutions set out above or other matters which may properly come before the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   This Proxy is solicited by the Management of the Company.

2.   This form of proxy  ("Instrument  of  Proxy")  must be  signed by you,  the
     Registered  Shareholder,  or by your  attorney  duly  authorized  by you in writing, or, in the case of a corporation,  by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative,  the original or a notarial copy of the instrument so empowering such person,  or such other  documentation  in support  as  shall be  acceptable  to the  Chairman  of the  Meeting,  must accompany the Instrument of Proxy.

3.   If this Instrument of Proxy is not dated in the space  provided,  authority is hereby given by you, the Registered Shareholder,  for the proxyholder to date this  proxy  seven (7)  calendar  days  after the date on which it was mailed to you,  the  Registered  Shareholder,  by Pacific  Corporate  Trust
     Company.

4.   A Registered  Shareholder  who wishes to attend the Meeting and vote on the resolutions in person,  may simply register with the scrutineers before the
     Meeting begins.

5.   A  Registered  Shareholder  who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a)  appoint one of the management  proxyholders named on the Instrument of
          Proxy, by leaving the wording  appointing a nominee as is (i.e. do not strike out the management  proxyholders  shown and do not complete the blank space provided for the appointment of an alternate proxyholder).
          Where no choice is specified by a Registered  Shareholder with respect to a  resolution  set out in the  Instrument  of Proxy,  a  management proxyholder  will  vote in favour of each  matter  identified  in this
          Instrument of Proxy and for the nominees of  management  for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b)  appoint another proxyholder,  who need not be a Registered Shareholder of the  Company,  to vote  according to the  Registered  Shareholder's instructions,  by striking out the management  proxyholder names shown and  inserting the name of the person you wish to represent you at the
          Meeting in the space  provided  for an  alternate  proxyholder.  If no choice is specified,  the proxyholder has  discretionary  authority to vote as the proxyholder sees fit.

6.   The  securities  represented  by this  Instrument of Proxy will be voted or withheld from voting in accordance with the  instructions of the Registered
     Shareholder on any poll of a resolution  that may be called for and, if the
     Registered  Shareholder specifies a choice with respect to any matter to be acted upon,  the  securities  will be voted  accordingly.  Further,  unless otherwise specified by the Registered  Shareholder,  the securities will be voted by the  appointed  proxyholder  with  respect  to any  amendments  or variations of any of the  resolutions set out on the Instrument of Proxy or matters  which may properly come before the Meeting as the  proxyholder  in its sole discretion sees fit.

7.   If a Registered  Shareholder  has  submitted an  Instrument  of Proxy,  the
     Registered Shareholder may still attend the Meeting and may vote in person.
     To do so, the Registered  Shareholder  must record his/her  attendance with the  scrutineers  before the  commencement  of the Meeting  and revoke,  in writing, the prior votes.

================================================================================

  To be represented at the Meeting, a proxy must be DEPOSITED at the office of
 "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours
  (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or adjournment thereof.

      The mailing address of Pacific Corporate Trust Company is 10th Floor,
         625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its
                          fax number is (604) 689-8144.
================================================================================

ANNUAL RETURN CARD FORM

Supplemental Mailing List and
Request for Quarterly Financial Statements

TO:	REGISTERED AND NON-REGISTERED SECURITY HOLDERS OF CLEARLY CANADIAN BEVERAGE CORPORATION (the “Company”)

Non-Registered Shareholders

National Instrument 54-101, entitled “Shareholder Communication”, provides non-registered security holders with the opportunity to elect annually to have their names added to the Company’s Supplemental Mailing List in order to receive quarterly financial statements and other selected shareholder communications.

If you wish your name to be added to the Company’s Supplemental Mailing List, please complete, sign and mail this form to the address noted below.

Registered Shareholders

The Company is no longer required to provide quarterly financial statements to its registered shareholders unless the shareholder has requested the Company to do so. If you wish to continue to receive the Company’s quarterly financial statements, please complete, sign and mail this form to the address noted below.

MAIL THIS FORM TO:	Pacific Corporate Trust Company Attention: Corporate Services Division 10th Floor, 625 Howe Street Vancouver, British Columbia V6C 3B8

I, as evidenced by my signature affixed hereto, HEREBY CERTIFY THAT I am a security holder (other than of debt securities) of the Company and request that my name be placed on the Company’s Supplemental Mailing List.

My shares are: Registered    ______ Not Registered    ______

Name of Security Holder (please print)	Signature (if the Security Holder is a company, signature of authorized signatory and office held)

Address

Date: